2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

Kenneth L. Betts
Direct Telephone: 214-740-8696
Direct Fax: 214-756-8696
kbetts@lockelord.com
October 7, 2011
Via Facsimile
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549
Re:	Plymouth Opportunity REIT, Inc. File No. 333-173048
Dear Mr. Kluck:
          Set forth below are the responses of Plymouth Opportunity REIT, Inc. (the “Company”) to the Commission’s comments in its letter dated September 9, 2011 regarding the Company’s Two-Page Flyer. We have attached the revised flyer. We understand that the Commission may have additional comments after reviewing the revised flyer and the responses set forth below.
          For your convenience, the Commission’s comment has been repeated herein in bold font, with the Company’s response immediately following each of the Commission’s comments.
Two-Page Flyer
Investment considerations
1.	We note your reference to having significantly lower fees. It appears that your fees are generally consistent with other REITS. Please remove this statement or advise.

In response to the Staff’s comment, the Company has removed the word “significantly” before the “Lower Fees” investment consideration. The Company also respectfully notes that the aggregate “underwriting compensation” payable in this offering is 5.4% of gross offering proceeds, while substantially all of the other offerings either in registration or recently completed have aggregate underwriting compensation of nearly 10%.

October 7, 2011

2.	Please remove the reference to your affiliates being “best in class” or provide support for this statement and footnote disclosure regarding the source of this statement.

In response to the Staff’s comment, the Company has removed the reference to “best in class” from the Investment Considerations.

3.	We note that you have not commenced operations. Please clarify that the information in the fifth bullet point represents your intentions, but that you may not be able to achieve this goal.

In response to the Staff’s comment, the Company has added a footnote providing the requested disclosure.
Investment Objectives
4.	Please explain the term “value-add engineering.”

In response to the Staff’s comment, the Company has removed the reference to “value-add engineering.”

5.	In discussing the quarterly dividend distributions, please clarify if net operating cash flow from operations is the same as under GAAP. Also include disclosure that there is no guarantee that distributions will be paid.

In response to the Staff’s comment, the Company has repositioned the footnote.

6.	Please ensure that footnotes that contain pertinent disclosure for an investor as presented with equal prominence to the remainder of your disclosure. For example, please increase the font size of footnote 1 so that it equally prominent. Please make similar changes throughout your sales literature as appropriate.

In response to the Staff’s comment, the Company has added the disclosure regarding no assurance as to the payment of dividends.
Our Story
7.	Please remove the reference to “avoiding conflicts of interest.” Please make similar changes throughout your sales literature as appropriate.

In response to the Staff’s comment, the Company has removed the references to “avoiding conflicts of interest.”

October 7, 2011

8.	Please explain the term “public REIT” since this term could include public REITs that are traded on exchanges which do not have a similar expense structure as non-traded REITs.

In response to the Staff’s comment, the Company has revised the fourth sentence under “Our Story” to remove the reference to “public REITs.”

Sincerely,
/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Stacie Gorman Jeffrey E. Witherell Bryan L. Goolsby, Esq.